United States securities and exchange commission logo





                              August 30, 2022

       Quang Pham
       Chief Executive Officer
       Cadrenal Therapeutics, Inc.
       822 A1A North, Suite 320
       Ponte Vedra, FL 32082

                                                        Re: Cadrenal
Therapeutics, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
23, 2022
                                                            CIK No. 0001937993

       Dear Mr. Pham:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Risk Factors
       Risks Related to Ownership of Our Common Stock
       Our initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share..., page 45

   1. We note your revised disclosure in response to comment 10, including your disclosure that pursuant to an
Amended Asset Purchase Agreement with HESP LLC (the
                                                        "Amendment") you plan
to issue shares of your common stock at a 40% discount to the initial public offering
price in lieu of $1.8 million in milestone payments. Please update this risk factor or
include an additional risk factor disclosure discussing the potential dilutive impact of the
potential share issuance under the Amendment.
 Quang Pham
FirstName LastNameQuang
Cadrenal Therapeutics, Inc. Pham
Comapany
August 30, NameCadrenal
           2022           Therapeutics, Inc.
August
Page 2 30, 2022 Page 2
FirstName LastName
Market Opportunity, page 81

2. We note your response to comment 18, including your revised disclosure on page 81, and reissue in part. Please revise to the remove the attribution to an unidentified third-party or revise your filing to identify such third party and file a consent from such third-party.
         Please see Securities Act Rule 436.
Data Exclusivity, page 84

3. We note your disclosure that "[u]pon approval of tecarfarin by the FDA, [you] will receive five years of data exclusivity for [y]our tecarfarin NDA." Please balance your disclosure here to clarify that tecarfarin may not be approved by the FDA. In addition, please update your disclosure to discuss the type of exclusivity you believe tecarfarin may be afforded and balance your disclosure to clearly state that the FDA may disagree with your belief or otherwise advise.
Certain Relationships and Related Party Transactions, page 105

4. We note your response to comment 24. Please file the convertible promissory note with
         John Murphy dated March 1, 2022 as an exhibit to the registration statement. We note the exhibit previously filed as Exhibit 4.3 appears to be the Form of Convertible Note dated
         March 1, 2022.
Principal Stockholders, page 107

5. Please identify in a footnote to the table all natural persons who have voting and/or investment power over the shares held by HESP LLC.
Financial Statements
Notes to Financial Statements
Note 12. Subsequent Events, page F-17

6. Please respond to the following comments with regard to your subsequent events:
             Disclose the date through which subsequent events have been evaluated and the nature of this date. Refer to ASC 855-10-50-1
             Disclose the August 8, 2022 and August 18, 2022 stock option grants awarded to your Acting Chief Medical Officer discussed on pages 100 and 105 Disclose here or in your MD&A the expected accounting for the elements of your
             equity based instrument awards, the July 2022 Notes and the amendment of the Asset
             Purchase Agreement.
             Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit
 Quang Pham
Cadrenal Therapeutics, Inc.
August 30, 2022
Page 3
           your response.

       You may contact Ibolya Ignat at 202-551-3636 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Dillon Hagius at 202-551-7967 or Jason Drory at 202-551-8342 with any other questions.



                                                         Sincerely,
FirstName LastNameQuang Pham
                                                         Division of
Corporation Finance
Comapany NameCadrenal Therapeutics, Inc.
                                                         Office of Life
Sciences
August 30, 2022 Page 3
cc:       Leslie Marlow
FirstName LastName